UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                       FORM U-13-60

                                       ANNUAL REPORT

                                      FOR THE PERIOD

                  Beginning January 1, 1999 and Ending December 31, 1999


                                          TO THE

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                            OF



                               STP Nuclear Operating Company
                             (Exact Name of Reporting Company)


                               A Subsidiary SERVICE COMPANY
                                ("Mutual" or "Subsidiary")


Date of Incorporation October 1, 1997 If not Incorporated, Date of Organization.


      State or Sovereign Power under which Incorporated or Organized Texas


          Location of Principal Executive Offices of Reporting Company
                      8 Miles Wst Wadsworth Texas on FM 521


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

F.K. Mangan       Vice President
                   Business Services       P.O. Box 289  Wadsworth, Texas 77483
-------------     ------------------       ------------------------------------
(Name)            (Title)                  (Address)



Name of Principal Holding Company
                           Whose Subsidiaries are served by Reporting Company:


                       CENTRAL AND SOUTH WEST CORPORATION

                             INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                         Page 4a

              LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                         Schedule or      Page
     Description of Schedules and Accounts              Account Number   Number

Comparative Balance Sheet                                Schedule I        5, 6

Service Company Property                                 Schedule II          7

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                            Schedule III         8

Investments                                              Schedule IV         9a

Accounts Receivable from Associate Companies             Schedule V          9b

Fuel Stock Expenses Undistributed                        Schedule VI         10

Stores Expense Undistributed                             Schedule VII        10

Miscellaneous Current and Accrued Assets                 Schedule VIII       11

Miscellaneous Deferred Debits                            Schedule IX         11

Research, Development, or Demonstration Expenditures     Schedule X          11

Proprietary Capital                                      Schedule XI         12

Long-Term Debt                                           Schedule XII        13

Current and Accrued Liabilities                          Schedule XIII      14a

Notes to Financial Statements                            Schedule XIV       14b

Comparative Income Statement                             Schedule XV         15

Analysis of Billing - Associate Companies                Account 457         16

Analysis of Billing - Non Associate Companies            Account 458         17

Analysis of Charges for Service - Associate and
  Non Associate Companies                                Schedule XVI        18

Schedule of Expense by Department or Service Function    Schedule XVII    19,20

Departmental Analysis of Salaries                        Account 920        21a

                                                                         Page 4b

Outside Services Employed                                Account 923        21b

Employee Pensions and Benefits                           Account 926        22a

General Advertising Expenses                             Account 930.1      22b

Miscellaneous General Expenses                           Account 930.2       23

Rents                                                    Account 931         23

Taxes Other Than Income Taxes                            Account 408        24a

Donations                                                Account 426.1      24b

Other Deductions                                         Account 426.5      25a

Notes to Statement of Income                             Schedule XVIII     25b


          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                          26a

Methods of Allocation                                                       26b

Annual Statement of Compensation for Use of Capital Billed                  26c

                                                                         Page 5
                 ANNUAL REPORT OF STP Nuclear Operating Company

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                               AS OF     AS OF
                                                            12/31/1999  12/31/98

ACCOUNT   ASSETS AND OTHER DEBITS

          SERVICE COMPANY PROPERTY
  101     ELECTRIC PLANT IN SERVICE             (Schedule II)     $ --     $ --
  106     COMPL CONSTR NOT CLASSIFIED                               --       --
  101.1   PROPERTY UNDER CAPITAL LEASES                             --       --
  105     ELECTRIC PLANT FOR FUTURE USE                             --       --
  107     CONSTRUCTION WORK IN PROGRESS         (Schedule II)       --       --
  120     NUCLEAR FUEL                                              --       --
                                                              -------- --------
          TOTAL PROPERTY                                            --       --

  108     ACCUM. PROV. FOR DEPRECIATION         (Schedule III)      --       --
  120.5   ACCUM PROV FUEL AMORTIZATION                              --       --

                                                              -------- --------
          NET SERVICE COMPANY PROPERTY                              --       --

          INVESTMENTS
  123     INVESTMENTS IN ASSOCIATE COMPANIES    (Schedule IV)       --       --
  124     OTHER INVESTMENTS                     (Schedule IV)       --       --
                                                              -------- --------
          TOTAL INVESTMENTS                                         --       --

          CURRENT AND ACCRUED ASSETS
  131     CASH                                                      --       --
  134     SPECIAL DEPOSITS                                          --       --
  135     WORKING FUNDS                                             --       --
  136     TEMPORARY CASH INVESTMENTS                                --       --
  141     NOTES RECEIVABLE                                          --       --
  142     CUSTOMER ACCOUNTS RECEIVABLE                              --       --
  143     OTHER ACCTS RECEIVABLE                                    --       --
  144     ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS          --       --
  146     ACCTS REC ASSOC COMPANIES             (Schedule V)   105,125   98,943
  152     FUEL STOCK EXPENSES UNDISTRIBUTED     Schedule VI)        --       --
  154     MATERIALS & OPERATING SUPPLIES                            --       --
  163     STORES EXPENSE UNDISTRIBUTED          (Schedule VII)      --       --
  165     PREPAYMENTS                                               --       --
  174     MISCELLANEOUS CURRENT AND
               ACCRUED ASSETS                   (Schedule VIII)     --       --
                                                              -------- --------
          TOTAL CURRENT AND ACCRUED ASSETS                     105,125   98,943

          DEFERRED DEBITS
  181     UNAMORTIZED DEBT EXPENSE                                  --       --
  184     CLEARING ACCOUNTS                                         --       --
  186     MISCELLANEOUS DEFERRED DEBITS         (Schedule IX)       --       --
  188     RESEARCH & DEVELOPMENT SUMMARY        (Schedule X)        --       --
  190     ACCUMULATED DEFERRED INCOME TAXES                         --
                                                              -------- --------
          TOTAL DEFERRED DEBITS                                     --       --

                                                              ======== ========
          TOTAL ASSETS AND OTHER DEBITS                      $ 105,125 $ 98,943
                                                              ======== ========

                                                                         Page 6
                 ANNUAL REPORT OF STP Nuclear Operating Company

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

                                                               AS OF      AS OF
                                                            12/31/1999  12/31/98

ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL

          PROPRIETARY CAPITAL
  201     COMMON STOCK ISSUED                                       --       --
  211     MISCELLANEOUS PAID-IN CAPITAL         (Schedule XI)       --       --
  215     APPROPRIATED RETAINED EARNINGS        (Schedule XI)       --       --
  216     UNAPPROPRIATED RETAINED EARNINGS      (Schedule XI)       --       --
                                                              -------- --------
          TOTAL PROPRIETARY CAPITAL                                 --       --

          LONG-TERM DEBT
  223     ADVANCES FROM ASSOCIATE COMPANIES     (Schedule XII)      --       --
  224     OTHER LONG-TERM DEBT                  (Schedule XII)      --       --
  225     UNAMORTIZED PREMIUM ON LONG-TERM DEBT                     --       --
  226     UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                    --       --
  227     CAPITAL LEASE LONG TERM                                   --       --
                                                              -------- --------
          TOTAL LONG-TERM DEBT                                      --       --


  228     OTHER NONCURRENT LIABILITIES                          28,955   24,571
                                                              -------- --------

          CURRENT AND ACCRUED LIABILITIES
  228     OTHER CURRENT LIABILITIES                              1,460    2,920
  231     NOTES PAYABLE                                             --       --
  232     ACCOUNTS PAYABLE                                      52,954   51,062
  233     NOTES PAYABLE TO ASSOCIATE COMPANIES  (Schedule XIII)     --       --
  234     AP ASSOC COMPANIES SUMMARY            (Schedule XIII)     --       27
  236     TAXES ACCRUED                                             12      156
  237     INTEREST ACCRUED                                          --       --
  238     DIVIDENDS ACCRUED                                         --       --
  241     TAX COLLECTIONS PAYABLE                                   --       --
  242     MISC. CURRENT & ACCRUED LIAB.         (Schedule XIII) 19,759   18,054
  243     CAPITAL LEASES - CURRENT                                  --       --
  265     INVENTORY ADJUSTMENT RESERVE                              --       --
                                                              -------- --------
          TOTAL CURRENT AND ACCRUED LIABILITIES                 74,185   72,219

          DEFERRED CREDITS
  253     OTHER DEFERRED CREDITS                                 1,986    2,153
  255     ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS              --       --
  262     ACCUM PROV INJURIES & DAMAGES                             --       --
                                                              -------- --------
          TOTAL DEFERRED CREDITS                                 1,986    2,153

  282     ACCUMULATED DEFERRED INCOME TAXES                         --       --

                                                              ======== ========
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL          $ 105,125 $ 98,943
                                                              ======== ========

                                                                          Page 7
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)

   DESCRIPTION                                            BALANCE AT                                               BALANCE AT
                                                          BEGINNING                 RETIREMENTS        OTHER        CLOSE OF
                                                           OF YEAR      ADDITIONS    OR SALES         CHANGES         YEAR
                                                          -------------------------------------------------------------------
   ACCOUNT 101 - ELECTRIC PLANT IN SERVICE                     $ --          $ --          $ --          $ --            $ --

   ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS                   --            --            --            --              --
                                                          ===================================================================
   TOTAL                                                       $ --          $ --          $ --          $ --            $ --
                                                          ===================================================================

                                                                          Page 8
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

SCHEDULE III - ACCUMULATED PROVISION FOR
    DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                                   (thousands)


                                                          BALANCE AT                                               BALANCE AT
                                                          BEGINNING                   RETIREMENTS      OTHER        CLOSE OF
DESCRIPTION                                                OF YEAR      ADDITIONS      OR SALES       CHANGES         YEAR
-----------                                               -------------------------------------------------------------------

ACCOUNT 108 - ACCUM. PROV. FOR DEPRECIATION                    $ --          $ --          $ --          $ --            $ --
                                                          ===================================================================
   TOTAL                                                       $ --          $ --          $ --          $ --            $ --
                                                          ===================================================================

                                                                         Page 9a
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments",   list  each  investment
separately.


                                                     BALANCE AT       BALANCE AT
                                                     BEGINNING         CLOSE OF
DESCRIPTION                                           OF YEAR            YEAR
                                                    -------------   ------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES              $--             $--

ACCOUNT 124 - OTHER INVESTMENTS                               --              --

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                      --              --
                                                    =============   ============
TOTAL                                                        $--             $--
                                                    =============   ============

                                                                         Page 9b
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                   (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                                     BALANCE AT       BALANCE AT
                                                     BEGINNING         CLOSE OF
                                                      OF YEAR            YEAR
                                                     ------------   ------------


  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

  CITY OF AUSTIN                                        $ 15,817       $ 16,810
  CENTRAL POWER AND LIGHT COMPANY                         24,904         26,500
  CITY OF SAN ANTONIO                                     27,756         29,431
  RELIANT ENERGY                                          30,466         32,385
                                                     ------------   ------------
  TOTAL                                                 $ 98,943      $ 105,125
                                                     ============   ============

                                                                         Page 10
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (in thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


        DESCRIPTION                              LABOR      EXPENSE      TOTAL
                                                --------    -------     -------

  ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED           $ --       $ --        $ --
                                                --------    -------     -------
  TOTAL                                            $ --       $ --        $ --
                                                ========    =======     =======



                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


        DESCRIPTION                              LABOR      EXPENSE      TOTAL
                                                --------    -------     -------

  ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
  CITY OF AUSTIN                                  $ 306      $ 237       $ 543
  CENTRAL POWER AND LIGHT COMPANY                   482        374         855
  RELIANT ENERGY                                    589        457       1,045
  CITY OF SAN ANTONIO                               535        415         950
                                                --------    -------     -------
  TOTAL                                          $1,911     $1,483      $3,394
                                                ========    =======     =======


Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.

                                                                         Page 11
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                              BALANCE AT         BALANCE AT
DESCRIPTION                                BEGINNING OF YEAR    CLOSE OF YEAR
                                          --------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS                                          $ --               $ --
                                          --------------------------------------
TOTAL                                                   $ --               $ --
                                          ======================================


                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                              BALANCE AT         BALANCE AT
DESCRIPTION                                BEGINNING OF YEAR    CLOSE OF YEAR
                                          --------------------------------------

     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS             $ --        $ --
                                          --------------------------------------
TOTAL                                                        $ --        $ --
                                          ======================================


                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                   (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                        AMOUNT
                                                             -------------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
DEMONSTRATION EXPENDITURES                                                 $ --
                                                             -------------------
TOTAL                                                                      $ --
                                                             ===================

                                                                         Page 12
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (dollars in thousands except per share amounts)

ACCOUNT                              NUMBER OF SHARES   PAR OR STATED   OUTSTANDING AT CLOSE OF PERIOD
NUMBER            CLASS Of STOCK        AUTHORIZED     VALUE PER SHARE  NO. OF SHARES   TOTAL AMOUNT
-----------------------------------  ----------------  ---------------  --------------  --------------
ACCOUNT 201     COMMON STOCK ISSUED               --             $ --             --             $ --

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                             AMOUNT
---------------                                                       ----------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                               $ --

ACCOUNT 215 - APPROPRIATE EARNINGS                                          --
                                                                      ----------
TOTAL                                                                     $ --
                                                                      ==========


    INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                                        BALANCE AT       NET INCOME OR                    BALANCE AT
                      DESCRIPTION                    BEGINNING OF YEAR      (LOSS)      DIVIDENDS PAID   CLOSE OF YEAR
-----------------------------------------------------------------------------------------------------------------------
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                   $ --            $ --            $ --            $ --
                                                       ----------------------------------------------------------------
TOTAL                                                            $ --            $ --            $ --            $ --
                                                       ================================================================

                                                                         Page 13
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             TERM OF OBLIGATION                                     BALANCE AT                            BALANCE AT
                             CLASS $ SERIES OF    DATE OF   INTEREST     AMOUNT     BEGINNING                              CLOSE OF
NAME OF CREDITOR                 OBLIGATION       MATURITY    RATE     AUTHORIZED    OF YEAR    ADDITIONS  DEDUCTIONS        YEAR
----------------             -------------------------------------------------------------------------------------------------------
ACCOUNT 223 -
ADVANCES FROM ASSOCIATE COMPANIES           --         --        --         $ --         $ --       $ --        $ --          $ --

ACCOUNT 224 -
OTHER LONG-TERM DEBT                        --         --        --           --           --         --          --            --
                                                                             -------------------------------------------------------
     TOTAL                                                                  $ --         $ --       $ --        $ --          $ --
                                                                             =======================================================

                                                                        Page 14a
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT     BALANCE AT
                                                       BEGINNING         CLOSE
                                                        OF YEAR         OF YEAR
DESCRIPTION                                          ---------------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES            $ --         $ --
                                                     ---------------------------
  TOTAL                                                       $ --         $ --
                                                     ===========================


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
CITY OF AUSTIN                                                $ --         $ --
CENTRAL POWER AND LIGHT COMPANY                                 --           --
CITY OF SAN ANTONIO                                             --           --
RELIANT ENERGY                                                  27           --
                                                     ---------------------------
  TOTAL                                                      $  27         $ --
                                                     ===========================



  ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
  Spent Fuel Disposal - DOE                                $ 4,347      $ 4,279
  Decontamination/Decommissionin                             2,014        2,059
  Benefits Accrual                                           1,943        1,943
  EICP Liability                                             2,536        2,462
  ICP Liability                                              6,886        5,964
  Severance/Early Retire Liab                                   --        2,704
  Misc. NRC Fees                                               328          348
                                                     ---------------------------
  TOTAL                                                   $ 18,054     $ 19,759
                                                     ===========================

                                                                        Page 14b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expensese are recorded in each owners' accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy Regulatory Commission's "Uniform System of Accounts Prescribed for the Public Utilities and Licensees" as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project.   STP Nuclear Operating Company
has no ownership interests in any of the project assets.

                                                                         Page 15
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)


                                                         CURRENT       PRIOR
ACCOUNT    DESCRIPTION                                     YEAR         YEAR

                                                         -------------------

           INCOME
  457      SERVICES RENDERED TO ASSOCIATE COMPANIES      $339,721      $336,895
  458      SERVICES RENDERED TO NON ASSOCIATE COMPANIES        --            --
  419      INTEREST AND DIVIDEND INCOME                        --            --
  421      MISCELLANEOUS INCOME OR LOSS                         7            12
                                                         -----------------------
           TOTAL INCOME                                   339,728       336,907
                                                         -----------------------

           EXPENSES
500-557    POWER PRODUCTION                              $269,814      $268,089
560-574    TRANSMISSION                                       802           193
580-598    DISTRIBUTION                                        --            --
906-917    CUSTOMER SERVICE & INFORMATION                      --            --
  920      ADMIN & GENERAL SALARIES                        17,870        16,502
  921      OFFICE SUPPLIES & EXPENSES                       4,073         4,163
  922      ADMIN EXPENSES TRANSFERRED                          --          (505)
  923      OUTSIDE SERVICES EMPLOYED                        4,816         8,836
  924      PROPERTY INSURANCE                               1,660         2,242
  925      INJURIES & DAMAGES                               4,152         1,401
  926      EMPLOYEE PENSIONS & BENEFITS                    20,707        19,849
  928      REGULATORY COMMISSION EXPENSE                       --            --
  930.1    GENERAL ADVERTISING                                 --            10
  930.2    MISCELLANEOUS GENERAL EXPENSES                   3,336         3,376
  931      RENTS                                               --             0
  932      MAINTENANCE OF GENERAL PLANT                        --            --
  933      UNIDENTIFIABLE OPERATING EXP                        --            --
  935      MAINTENANCE OF GENERAL PLANT                     5,306         5,162
403-405    DEPRECIATION AND AMORTIZATION EXPENSE               --            --
  408      TAXES OTHER THAN INCOME                          7,057         7,589
  417      REVENUES - NON-UTILITY OPS                          --            --
  426.1    DONATIONS                                           11            --
  426.3    PENALTIES                                           --            --
  426.4    CIVIC, POLITICAL AND RELATED EXPENDITURES          126            --
  435      EXTRAORDINARY DEDUCTIONS                            --            --
                                                         -----------------------
           TOTAL EXPENSES                                 339,728       336,907
                                                         -----------------------
           NET INCOME OR (LOSS)                              $ --          $ --
                                                         =======================

                                                                         Page 16
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)

                                                                      COMPENSATION
                                   DIRECT COSTS     INDIRECT COSTS     FOR USE OF      TOTAL AMOUNT
NAME OF ASSOICATE COMPANY             CHARGED          CHARGED          CAPITAL           BILLED
                                      457 - 1          457 - 2          457 - 3

RELIANT ENERGY                         $ 86,244            $18,460             $--         $104,704

CENTRAL POWER AND LIGHT COMPANY          70,424             15,104              --           85,527

CITY OF AUSTIN                           44,750              9,590              --           54,340

CITY OF SAN ANTONIO                      78,368             16,782              --           95,150
                                       ------------------------------------------------------------
 TOTAL                                 $279,786            $59,935             $--         $339,721
                                       ============================================================

                                                                         Page 17
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                      NON ASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

                                                                    COMPENSATION                            TOTAL
                                   DIRECT COSTS    INDIRECT COSTS    FOR USE OF                 EXCESS OR   AMOUNT
NAME OF NON ASSOCIATE COMPANY        CHARGED         CHARGED          CAPITAL      TOTAL COST   DEFICIENCY  BILLED
                                      458 - 1         458 - 2         458 - 3                    458 - 4
NONE                                       $ --              $ --           $ --         $ --         $ --    $ --

                                    ------------------------------------------------------------------------------
  TOTAL                                    $ --              $ --           $ --         $ --         $ --    $ --
                                    ==============================================================================

                                                                         Page 18
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE -
                     ASSOCIATE AND NON ASSOCIATE COMPANIES
                                   (thousands)

          Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                                                                  NON ASSOCIATE
                                                   ASSOCIATE COMPANY CHARGES     COMPANY CHARGES         TOTAL CHARGES FOR SERVICE
                                                 ---------------------------  ------------------------  ---------------------------
                                                   DIRECT  INDIRECT           DIRECT  INDIRECT          DIRECT  INDIRECT
  ACCOUNT     DESCRIPTION OF ITEMS                 COSTS    COSTS     TOTAL   COSTS    COSTS     TOTAL  COSTS     COSTS      TOTAL
  -------     --------------------               ---------------------------  ------------------------  ---------------------------


500-557   PRODUCTION OPERATIONS EXPENSE        $245,500   $ 24,314  $269,814    $--      $--      $--  $245,500  $24,314  $269,814
560-574   TRANSMISSION OPERATION EXPENSE            802          0       802     --       --       --       802        0       802
580-598   DISTRIBUTION                               --         --        --     --       --       --        --       --        --
906-917   CUSTOMER SERVICE & INFORMATION             --         --        --     --       --       --        --       --        --
  920     ADMIN & GENERAL SALARIES               11,451      6,418    17,870     --       --       --    11,451    6,418    17,870
  921     OFFICE SUPPLIES & EXPENSES              2,650      1,423     4,073     --       --       --     2,650    1,423     4,073
  922     ADMIN EXPENSES TRANSFERRED                 --         --        --     --       --       --        --       --        --
  923     OUTSIDE SERVICES EMPLOYED               4,637        179     4,816     --       --       --     4,637      179     4,816
  924     PROPERTY INSURANCE                      1,660         --     1,660     --       --       --     1,660       --     1,660
  925     INJURIES & DAMAGES                      4,152         --     4,152     --       --       --     4,152       --     4,152
  926     EMPLOYEE PENSIONS & BENEFITS              163     20,543    20,707     --       --       --       163   20,543    20,707
  928     REGULATORY COMMISSION EXPENSE              --         --        --     --       --       --        --       --        --
  930.1   GENERAL ADVERTISING                        --         --        --     --       --       --        --       --        --
  930.2   MISCELLANEOUS GENERAL EXPENSES          3,336          0     3,336     --       --       --     3,336        0     3,336
  931     RENTS                                      --         --        --     --       --       --        --       --        --
  932     MAINTENANCE OF GENERAL PLANT               --         --        --     --       --       --        --       --        --
  933     UNIDENTIFIABLE OPERATING EXP               --         --        --     --       --       --        --       --        --
  935     MAINTENANCE OF GENERAL PLANT            5,305          0     5,306     --       --       --     5,305        0     5,306
403-405   DEPRECIATION AND AMORTIZATION EXPENSE      --         --        --     --       --       --        --       --        --
  408     TAXES OTHER THAN INCOME                    --      7,057     7,057     --       --       --        --    7,057     7,057
  426.1   DONATIONS                                  11         --        11     --       --       --        11       --        11
  426.3   PENALTIES                                  --         --        --     --       --       --        --       --        --
  426.4   CIVIC, POLITICAL, AND
            RELATED EXPENDITURES                    126         --       126     --       --       --       126       --       126
  435     EXTRAORDINARY DEDUCTIONS                   --         --        --     --       --       --        --       --        --
  421     MISCELLANEOUS INCOME OR LOSS               (7)        --        (7)    --       --       --        (7)      --        (7)

                                               -------------------------------------------------------------------------------------
          TOTAL EXPENSES                        279,786     59,935   339,721     --       --       --   279,786   59,935   339,721
                                               -------------------------------------------------------------------------------------

          COMPENSATION FOR USE OF EQUITY CAPITAL     --         --        --     --       --       --        --       --        --
  430     INTEREST ON DEBT TO ASSOCIATE COMPANIES    --         --        --     --       --       --        --       --        --

                                               -------------------------------------------------------------------------------------
          TOTAL COST OF SERVICE                $279,786   $ 59,935  $339,721    $--      $--      $--  $279,786  $59,935  $339,721
                                               =====================================================================================

                                                                         Page 19
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

     SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction: Indicate each department or service function.
  (See Instruction 01-3 General Structure of Accounting System:
   Uniform System of Accounts).

                                                                           DEPARTMENT OR SERVICE FUNCTION
                                                               -----------------------------------------------------------
                                                                                          V.P.        V.P.
ACCOUNT   DESCRIPTION OF ITEMS                    TOTAL             PRESIDENT BUSINESS   NUCLEAR     NUCLEAR    CORPORATE
-------   --------------------                   AMOUNT  OVERHEAD     & CEO   SERVICES ENGINEERING  GENERATION   COSTS
                                                --------------------------------------------------------------------------
500-557   PRODUCTION OPERATIONS EXPENSE         $269,814    $--     $  439   $ 89,842    $60,052    $105,294    $14,187
560-574   TRANSMISSION OPERATION EXPENSE             802     --         --         --         27         775          0
580-598   DISTRIBUTION                                --     --         --         --         --          --         --
906-917   CUSTOMER SERVICE & INFORMATION              --     --         --         --         --          --         --
  920     ADMIN & GENERAL SALARIES                17,870     --      1,254     10,096        691         401      5,428
  921     OFFICE SUPPLIES & EXPENSES               4,073     --        126      3,682        314          29        (77)
  922     ADMIN EXPENSES TRANSFERRED                  --     --         --         --         --          --         --
  923     OUTSIDE SERVICES EMPLOYED                4,816     --        943      3,084        733          16         40
  924     PROPERTY INSURANCE                       1,660     --         --         --      1,660          --         --
  925     INJURIES & DAMAGES                       4,152     --         --         83      1,207          --      2,861
  926     EMPLOYEE PENSIONS & BENEFITS            20,707     --        253      2,823      3,251       6,044      8,336
  928     REGULATORY COMMISSION EXPENSE               --     --         --         --         --          --         --
  930.1   GENERAL ADVERTISING                         --     --         --         --         --          --         --
  930.2   MISCELLANEOUS GENERAL EXPENSES           3,336     --         --         21      3,211          --        105
  931     RENTS                                       --     --         --         --         --          --         --
  932     MAINTENANCE OF GENERAL PLANT                --     --         --         --         --          --         --
  933     UNIDENTIFIABLE OPERATING EXP                --     --         --         --         --          --         --
  935     MAINTENANCE OF GENERAL PLANT             5,306     --         --      5,144        111          38         12
403-405   DEPRECIATION AND AMORTIZATION EXPENSE       --     --         --         --         --          --         --
  408     TAXES OTHER THAN INCOME                  7,057     --         --         --         --          --      7,057
  417     REVENUES - NON-UTILITY OPS                  --     --         --         --         --          --         --
  426.1   DONATIONS                                   11     --         --         11         --          --         --
  426.3   PENALTIES                                   --     --         --         --         --          --         --
  426.4   CIVIC, POLITICAL AND RELATED EXEPNDITURES  126     --         --         --        126          --         --
  434     EXTRAORDINARY INCOME                        --     --         --         --         --          --         --
  435     EXTRAORDINARY DEDUCTIONS                    --     --         --         --         --          --         --
                                                --------------------------------------------------------------------------
          TOTAL EXPENSES                        $339,728    $--     $3,014   $114,785    $71,383    $112,597    $37,949
                                                ==========================================================================

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                                                        Page 21a
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                   (thousands)

                                                              DEPARTMENTAL SALARY EXPENSE
                                           -------------------------------------------------------------
NAME OF DEPARTMENT                                                   INCLUDE IN AMOUNTS BILLED TO
                                                             -------------------------------------------   NUMBER OF
INDICATE EACH DEPARTMENT OR                     TOTAL        ASSOCIATE         OTHER            NON        PERSONNEL
SERVICE FUNCTION                                AMOUNT        COMPANY        ASSOCIATES      ASSOCIATES   END OF YEAR
--------------------------------------     --------------- ---------------  --------------- ------------  -------------
EXECUTIVE VP/GM NUCLEAR                        $  1,596        $  1,596                                             11
BUSINESS SERVICES                                20,356          20,356                                            327
ENGINEERING & TECHNICAL SERVICES                 25,808          25,808                                            379
NUCLEAR GENERATION                               50,647          50,647                                            702
CORPORATE COST                                    9,327           9,327                                              0
                                               -------------------------------------------------------------------------
TOTAL                                          $107,734        $107,734              $--             $--         1,419
                                               =========================================================================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

                                                                        Page 21b

                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.
        FROM WHOM PURCHASED                        SERVICE PROVIDED      AMOUNT
------------------------------------   -----------------------------------------
PriceWaterhouse Coopers LLP            Miscellaneous Accounting Support  $   298
Actuarial Sciences Associates, Inc.    Nuclear Benefits Management           207
Bechtel Energy Corporation             Steam Generator Work               21,443
Bradley's Inc.                         Condensate Motor's
                                          Preventive Maintenance             148
Elevator Maintenance Company           Facilities Services                   130
Enercon Services                       Steam Generator Work                  127
Furmanite America, Inc.                Unit 1 Outage Work                    379
Hurst Technologies                     Setpoint and Scaling Program          267
Hurst Technologies                     Replace Vibration Monitoring System   260
Hurst Technologies                     Upgrade Recorders U1 Control Room     116
Institute of Nuclear Power Operations  Licensing Regulatory Support          154
King Fisher Marine Services Inc.       Steam Generator Work                  457
King Fisher Marine Services Inc.       Service Request Maintenance           220
Enertech                               Incorporate Subsection IWE/EL         100
National Inspection & Consultants      Steam Generator Work                  134
NES Scientech                          Steam Generator Work                  392
Oracle Corporation                     NIS Support and Service               404
Sorrento Electronics, Inc.             Material Recovery Program             110
Westinghouse Electric Corporation      Unit 2 Outage Work                  6,447
Westinghouse Electric Corporation      Unit 1 Outage Work                  9,268
Westinghouse Electric Corporation      O&M - Project Engineering             413
Westinghouse Electric Corporation      Steam Generator Work                  584
Westinghouse Electric Corporation      Replace Obsolete Safety
                                          Related Transmitters               275
Westinghouse Electric Corporation      Design Document Database              182
Zetec, Inc.                            Unit 1 Outage Work                    128
Associated Engineering Resource        Graded Quality Assurance              147
AMS-American Management System         Material Management System          3,419
Baker & Botts, LLP                     Miscellaneous Legal Services          224
Baker & Botts, LLP                     Nuclear Benefits Management           185
Danka                                  Office Services                       549
Enertech                               Surveillance Testing                  163
Eaton Corporation                      480 Volt Breaker                      154
EQE International                      Nuclear Probablistic Safety Program   117
Framatome Technologies, Inc.           Unit 1 Outage Work                    780
Framatome Technologies, Inc.           Unit 2 Outage Work                    576
High Tech Document Services, Inc.      Optical Disk Storage                  306
Hitachi Credit America Corporation     NIS Support and Service               239
Ingersoll-Dresser Pumps Co.            Capital  Spares Refurbishment         129
Morgan, Lewis & Bockius,LLP            Miscellaneous Legal Services          545
Matthews and Branscomb                 Miscellaneous Legal Services          369
Nilsson Professional Consultants       Human Resource Management             172
Peoplesoft, Inc.                       NIS Support and Service               135
PARS Sytems                            Upgrade Fuel Transfer System          350
RHR International                      Human Resource Management             173
Raytheon Engineering &
   Constructors, Inc.                  Steam Generator Work                  189
Raytheon Engineering &
   Constructors, Inc.                  Refueling Machine Replacement         413
Reliant Energy                         NIS Support and Service             1,482
Westinghouse Electric Corporation      Material Recovery Program             225
Westinghouse Electric Corporation      Reactor Coolant Pump
                                          Motor Refurbishment                239
Sunstates Maintenance                  Building Services                   2,233
Sunstates Maintenance                  Unit 1 Outage Work                    120
Sequent Computer Systems, Inc.         NIS Support and Service               320
Southwestern Bell                      NIS Support and Service               112
Sungard Recovery Services, Inc.        NIS Support and Service               125
Schulz Electric Co.                    Circulating Water Pump
                                          Motor Maintenance                  386
Schulz Electric Co.                    Material Recovery Program             185
Siemens Westinghouse Power Corp.       Unit 1 Outage Work                  4,556
Siemens Westinghouse Power Corp.       Unit 2 Outage Work                  6,021
T Systems Corp.                        Timekeeping                           159
The Center for Occupational &
   Corporate                           Nuclear Benefits Management           111
Waste Management of South Texas        Facilities Services                   104
Westinghouse Electric Corporation      Reactor Coolant Pump
                                          Motor Refurbishment                635
Other Vendors                          Miscellaneous Activities           10,246
                                                                         -------
                                          Total Outside Services         $79,234
                                                                         =======

    These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified with any particular line on Schedule XIV.

                                                                        Page 22a
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                   (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                            AMOUNT
-----------                                                            -------

Medical (1)                                                            $ 6,957

Dental (1)                                                                 705

Life Insurance                                                             141

Long Term Disability                                                       332

Accidental Death & Dismemberment                                            17

Vision                                                                     (28)

Severance Accrual Associated with COBRA Subsidy                            543

Severance Accruals                                                       2,007

Pension                                                                  3,313

Fas 106                                                                  2,543

Savings Plan (1)                                                         4,005

Deferred Compensation                                                       43

Fas 112                                                                    268

Executive Benefit Expense                                                  307

Administrative Expense                                                      68

Capitalized Benefits                                                      (689)

Paid Absences                                                               --

Employee Benefits Adjustments                                              138

Other                                                                       37
                                                                       -------
TOTAL                                                                  $20,707
                                                                       =======

(1) Includes related administrative expense

                                                                        Page 22b
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                       NAME OF PAYEE                          AMOUNT
                                                                      ----------
None                                                                         --
                                                                      ----------
TOTAL                                                                       $--
                                                                      ==========

                                                                         Page 23
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                                              AMOUNT
Company Membership Fees and Dues                                        $ 3,042
Organizational Sponsorship                                                    0
Bank Fees                                                                    15
Miscellaneous                                                               279
                                                                         -------
                                                        TOTAL           $ 3,336
                                                                         =======


                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                               RENTS - ACCOUNT 931
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


PROPERTY                                                                 AMOUNT
                                                                         -------

None                                                                         --
                                                                         -------
                                                         TOTAL              $--
                                                                         =======

                                                                        Page 24a
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

     INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                             AMOUNT
-----------                                                             ------

OTHER THAN US GOVERNMENT TAXES
  STATE UNEMPLOYMENT TAXES                                              $ (293)
                                                                        ------
   SUBTOTAL                                                               (293)
                                                                        ------

US GOVERNMENT TAXES
  SOCIAL SECURITY TAXES                                                  7,537
  FEDERAL UNEMPLOYEMENT TAXES                                               83
                                                                        ------
   SUBTOTAL                                                              7,620
                                                                        ------
                                                                        ------
PAYROLL TAXES CAPITALIZED                                                 (271)
                                                                        ------
TOTAL                                                                   $7,056
                                                                        ======

                                                                        Page 24b
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                 PURPOSE OF DONATION                  AMOUNT
-----------------                 -------------------                  ------

Matagorda County United Way       Corporate Contribution                 $ 10
Bay City High School              Sponsorship                               0
Literacy Volunteer                Corporate Contribution                    1
                                                                       ------
  TOTAL                                                                  $ 11
                                                                       ======

                                                                        Page 25a
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                        OTHER DEDUCTIONS - ACCOUNT 426.5
                                   (thousands)

     INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION                               NAME OF PAYEE               AMOUNT
-----------                               -------------              -----------
None                                                                    $--
                                                                     -----------
TOTAL                                                                   $--
                                                                     ===========

                                                                        Page 25b
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1999

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits
STPNOC maintains various welfare and retirement plans for its employees.
STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee preumiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base. An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65 (or age 60 with 30 years of service). Reduced benefits are availalble for retirees who are at least age 55.

                                                                        Page 26a



                          STP NUCLEAR OPERATING COMPANY

                              ---------------------
                              | President & Chief |
                              | Executive Officer |
                              |    W.T. Cottle    |
                              ---------------------
                                        |
                                        |
                 Liaison Co-Owner-------|---------Executive Secretary
                 Anup K Khosla          |         L. J. Rittenberry
                                        |
                                        |
                                        |
                                        |
                                        |
                                        |
                                        |
        ---------------------------------------------------------------
        |                    |                    |                   |
        |                    |                    |                   |
------------------  -------------------- --------------------- ----------------
| Vice President  | | VP Engineering & | | Vice President    | |Mgr Safety Qual|
|Business Services| |Technical Services| |   Generation      | |Concerns Prog  |
|Florence K Mangan| |James Joe Sheppard| | Ted H Cloninger   | |David L Cobb   |
------------------  -------------------- --------------------- -----------------

                                                                        Page 26b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                              METHODS OF ALLOCATION

     Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1.   In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activites for which costs have been incurred.

                                                                        Page 26c

                 ANNUAL REPORT OF STP Nuclear Operating Company

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                 Not Applicable

                 ANNUAL REPORT OF STP Nuclear Operating Company

                                SIGNATURE CLAUSE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                               STP Nuclear Operating Company
                               ------------------------------------------------
                               (Name of Reporting Company)

                          By:  /s/ F. K. Mangan
                               ------------------------------------------------
                               (Signature of Signing Officer)

                               F.K. Mangan     Vice President Business Services
                               ------------------------------------------------
                               (Printed Name and Title of Signing Officer)


Date:  04/25/2000
       ----------